KVINTESS F&DI HOLDINGS CORP.

Baumana Str. 62/9

Kazan, Russia

February 20, 2015

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Kvintess F&DI Holdings Corp.
SEC Comment Letter dated February 10, 2015
Form 10/A
Filed January 22, 2015
File No. 000-55317

Dear Sir/Madam:

We are submitting herein the responses of Kvintess F&DI Holdings Corp. (the “Company”) to the comments set forth in your comment letter dated February 10, 2015 on the Amendment No. 1 to the Form 10 (the “Form 10”) filed by the Company under the Securities Exchange Act of 1934, as amended. We are filing an Amendment No. 2 to the Form 10 (the “Amended Form 10”) together with this correspondence.

The responses set forth below are numbered in accordance with the numbered comment to which the response is directed and, for convenience, the comment letter side captions are included and the subject matter of the comment is identified in summary fashion in the response.

Item 1A. Risk Factors, page 8

1. & 2.	Additional Risk Factors. The requested risk factors have been included in the Amended Form 10.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 17

3.	Plan of Operation. The Amended Form 10 includes a more detailed discussion of the milestones relating to capital needs as requested by this comment.

Liquidity, page 18

4.	Debt Due Dates. The Amended Form 10 reflects amendments to the financial statement notes clarifying the due dates of debt obligations.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 24

5.	Shares Available for Sale under Rule 144 Requirements. The requested information has been included in the Amended Form 10.

Item 10. Recent Sales of Unregistered Securities

6.	Revisions to Sales of Unregistered Securities Table. The table has been revised as requested by this comment.

Notes Receivable, page 39

7.	Accounting policies and Description of Loans by Company. The requested disclosures as to Company policies re its lending operations and the details of the notes receivable are set for the in Note 8 to the unaudited consolidated financial statements in the Amended Form 10.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

Sincerely,

KVINTESS F&DI HOLDINGS INC.

By:	/s/ Rufat Abiasov
Rufat Abiasov
Chief Executive Officer